1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com STUART STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

November 25, 2014

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Asen Parachkevov, Division of Investment Management

Re:                             Morgan Stanley Institutional Fund, Inc. (the “Registrant”)

(File No. 033-23166; 811-05624)

Dear Mr. Parachkevov:

Thank you for your telephonic comments regarding the Registrant’s registration statement on Form N-1A relating to the addition of a new portfolio of the Registrant, Emerging Markets Leaders Portfolio (the “Portfolio”), filed with the Securities and Exchange Commission (“SEC”) on September 18, 2014.  The Registrant has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Registrant’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 128 to the Registrant’s registration statement on Form N-1A, which will be filed via EDGAR on or about November 25, 2014.

GENERAL COMMENTS TO FORM N-1A

Comment 1.                            Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                               This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.                            Please note that the following comments apply to the multiclass prospectus (i.e., Class A, Class I and Class L), and that conforming changes, if any, should be made to the Class IS prospectus accordingly.

Response 2.                               We note that the comments to the registration statement apply to each prospectus (i.e., multiclass (Classes A, I and L) and Class IS), as applicable, and conforming changes, if any, will be made accordingly.

Comment 3.                           Please confirm the date upon which the Portfolio will commence operations.

Response 3.                               The Portfolio will commence operations as of the closing of the reorganization of Morgan Stanley Emerging Markets Leaders Fund (Cayman) LP (the “Private Fund”) into the Portfolio.  The reorganization is expected to close in January 2015.

Comment 4.                           Please include the previous two years of audited financial statements of the Private Fund. These financial statements must be Regulation S-X compliant. The Private Fund must include a schedule of investments that is also Regulation S-X compliant as of a recent date.

Response 4.                               The financial statements and schedule of investments have been included as requested.

Comment 5.                           Please identify the no-action letter or other precedent upon which the Registrant is relying and describe how the Portfolio’s use of the performance of the Private Fund complies with the criteria and conditions set forth in the no-action letter or precedent.

Response 5.                               The prior performance information will be included in the Portfolio’s prospectus consistent with the MassMutual Institutional Funds no-action letter.(1) The reorganization will be effected consistent with the GuideStone Financial no-action letter.(2)

Consistent with the MassMutual Institutional Funds no-action letter:

•                                          Morgan Stanley Investment Management Inc. (“MSIM”) serves as the investment adviser of the Private Fund and will serve as the investment adviser to the Portfolio, and the portfolio management team that has managed the Private Fund will continue to manage the Portfolio after the reorganization.

(1)  Publicly available September 28, 1995.

(2)  Publicly available December 27, 2006.

•                                          The investment objectives, policies, guidelines and restrictions of the Portfolio are in all material respects the same as those of the Private Fund, and the assets of the Portfolio will be managed in a manner that in all material respects is the same as the manner in which the assets of the Private Fund have been managed.  In addition, the Private Fund has been managed since inception in a way that complies with the material, investment-related limitations of the Investment Company Act of 1940 Act, as amended (the “1940 Act”), and the Internal Revenue Code of 1986, as amended (the “Code”), that apply to registered open-end investment companies that qualify as “regulated investment companies” for purposes of the Code.

•                                          At the closing of the reorganization, the Portfolio will have the same portfolio securities that were held by the Private Fund immediately prior to the closing.

•                                          The Private Fund has not been used as an “incubator fund.” The Private Fund was organized for purposes entirely unrelated to the establishment of a performance record. We also note that MSIM did not organize multiple private funds in order to register the best performer among them as a mutual fund.

Consistent with the GuideStone Financial no-action letter:

•                                          The Private Fund and the Portfolio will conduct the reorganization in compliance with the applicable requirements of both Rule 17a-7 and Rule 17a-8 under the 1940 Act as described in the letter;

•                                          The Portfolio will be a shell portfolio as of the time of the reorganization;

•                                          The Board of Directors (including the directors who were not “interested persons” of the Registrant) approved a policy providing for compliance with certain conditions required for reliance on the no-action relief, namely those conditions relating to:

•                  The appropriateness of securities to be transferred in the reorganization;

•                  The manner in which the securities transferred will be valued (i.e., that the Private Fund and Portfolio each have and follow the same procedures for determining their net asset values);

•                  The requirement that the transfer of securities and shares between the Private Fund and Portfolio be effected simultaneously;

•                                          The Portfolio will comply with the recordkeeping requirements described in the letter;

•                                          MSIM, consistent with its fiduciary duties, disclosed to the independent directors of the Registrant the existence of, and all the material facts relating to, any conflicts of interest between MSIM and the Portfolio to facilitate the ability of the independent directors to evaluate and approve the transactions; and

•                                          MSIM will bear the costs associated with the transactions.

COMMENTS TO THE PROSPECTUS

Comment 6.                           Please confirm supplementally that the fee waiver arrangements for the Portfolio are reflected in the example only in the period(s) for which the fee waiver arrangements are expected to continue.

Response 6.                               We confirm that the fee waivers are reflected in the example for the one and three year periods, which are the periods in which the fee waivers are expected to continue.  The prospectus has been revised to note that MSIM, the investment adviser to the Portfolio, has agreed to reduce its advisory fee and/or reimburse the Portfolio for at least three years from the effective date of the Registrant’s registration statement, unless sooner discontinued by the Registrant’s Board of Directors.

Comment 7.                           Please confirm supplementally that the fee waiver and/or expense reimbursement reflected in the fee table is contractual and will extend for at least one year from the date of the registration statement.  In addition, please supplementally explain what forms the basis for the fee waiver and/or expense reimbursement agreement.

Response 7.                               The Registrant hereby confirms that the fee waiver and/or expense reimbursement reflected in the fee table is contractual (i.e., not voluntary).  In addition, consistent with Instruction 3(e) to Item 3 of Form N-1A, the Registrant hereby confirms that the fee waiver and/or expense reimbursement will extend for at least three years from the effective date of the Registrant’s registration statement, unless sooner discontinued by the Registrant’s Board of Directors.  The terms of the fee waiver and/or expense reimbursement are memorialized in a resolution adopted by the Board of Directors at a meeting.  The provisions of the fee waiver and/or expense reimbursement are set forth in the registration statement.

Comment 8.                           Please confirm supplementally that there is no provision for the recoupment or recapture of fees that will be waived.

Response 8.                               There is currently no provision for the recoupment or recapture of waived fees.

Comment 9.                            In the “Portfolio Summary—Principal Investment Strategies” section, please consider adding “, plus any borrowings for investment purposes,” after “at least 80% of the Portfolio’s assets.”

Response 9.                               We respectfully acknowledge your comment; however, because the Portfolio does not engage in borrowing for investment purposes, we do not believe that prospectus disclosure of the impact of borrowings on the 80% policy is necessary at this time.

Comment 10.                     Please supplementally confirm that the Registrant has considered whether the Portfolio’s use of derivatives and related disclosure is appropriate.  Please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response 10.                        We confirm that the Registrant has considered and determined that the Portfolio’s use of derivatives and related disclosure, as applicable, is appropriate in light of the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Comment 11.                     In connection with valuing derivative instruments that are included in the Portfolio’s 80% investment policy, please confirm supplementally that the Registrant will value such derivatives at market value for purposes of measuring compliance with the 80% investment policy.

Response 11.                        The Registrant intends to value derivative instruments for purposes of the Portfolio’s 80% investment policy in a manner consistent with Rule 35d-1 and interpretations thereof by the Staff.  We respectfully acknowledge your comment; however, we submit that using the notional value of derivative instruments for purposes of determining compliance with the Portfolio’s 80% investment policy under Rule 35d-1 would be appropriate in certain circumstances.  For example, if a derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Registrant would typically expect to use that amount for purposes of the 80% investment policy.  To the extent the Commission or its Staff issues additional guidance in this area, the Registrant reserves the right to modify its policies in accordance with such guidance. (See “Use of Derivatives by Investment Companies under the Investment Company Act of 1940,” August 31, 2011).

Comment 12.                     Disclosure in the section titled “Portfolio Summary—Principal Risks” suggests that the Portfolio may invest in illiquid securities.  If such investments are part of the Portfolio’s principal investment strategies, please add appropriate strategy disclosure to the section titled Portfolio Summary—Principal Investment Strategies.”  In addition, please confirm supplementally that the Portfolio complies with the 15% limitation on investment in illiquid securities under the 1940 Act.

Response 12.                        The Portfolio does not have a principal strategy to invest in illiquid securities; however, as disclosed in the section titled “Portfolio Summary—Principal Risk—Foreign and Emerging Market Securities,” certain of the Portfolio’s foreign investments may become less liquid in response to market developments or adverse investor perceptions, or become illiquid after purchase by the Portfolio, particularly during periods of market turmoil.  We respectfully acknowledge your comment; however, we believe that the current disclosure adequately discloses the principal risks of the Portfolio’s investments.  We further confirm that, as disclosed in the section of the Statement of Additional Information titled “Investment Policies and Strategies—Other Securities and Investment Strategies—Non-Publicly Traded Securities, Private Placements and Restricted Securities,” as a general matter, the Portfolio may not invest more than 15% of its net assets, determined at the time of investment, in illiquid securities.

Comment 13.                     Please confirm that the portfolio manager disclosed in the section titled “Portfolio Summary—Fund Management—Portfolio Manager” is the same portfolio manager that manages the Private Fund.

Response 13.                        We confirm that the portfolio manager named in the registration statement is the same portfolio manager that currently manages the Private Fund.  As noted in Response 5 above, the portfolio management team that has managed the Private Fund will continue to manage the Portfolio after the reorganization.

Comment 14.                     Please include additional disclosure that more clearly distinguishes “emerging markets” from “frontier markets.”

Response 14.                        The disclosure has been included as requested.

Comment 15.                     Please confirm supplementally that acquired fund fees and expenses do not exceed 0.01 percent (one basis point) of average net assets of the Portfolio.

Response 15.                        The Registrant hereby confirms that acquired fund fees and expenses are not expected to exceed 0.01 percent (one basis point) of average net assets of the Portfolio and therefore the “Acquired Fund Fees and Expenses” line item has not been included.

In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

•                                          the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Daniel E. Burton of Morgan Stanley at (212) 296-6980 (tel) or (212) 507-8589 (fax).  Thank you.

Best regards,

Stuart M. Strauss

cc: Daniel E. Burton